Press release





Skandia

03022723

3 June 2003


SUPPL
SEC MAIL PROCESSING
RECEIVED
JUN 10 2003
WASH. D.C. 188 SECTION

Corporate Communications
S-103 50 Stockholm, Sweden
Telephone +46-8-788 10 00
Telefax +46-8-788 23 80
www.skandia.com

Office:
Sveavägen 44

New dates for Skandia's interim reports

Skandia has set new dates for its forthcoming interim reports in 2003. The interim report for the 6 months ended 30 June will be released on Wednesday, 13 August 2003, and the interim report for the 9 months ended 30 September will be released on Monday, 24 November 2003.

The date for the year-end report as per 31 December 2003 will be announced later. The reporting dates can also be found on Skandia's website, www.skandia.com/Investor Relations/Reports and Events/Calendar.

For further information, please contact:
Monica Karlsson, Investor Relations, Skandia, tel. +46-8-788 2724

dlw 6/19